February 9, 2015

By: EDGAR Transmission - Correspondence Filing
Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-K for the Fiscal Year ended September 30, 2014,
Filed November 6, 2014
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated February 3, 2015, commenting on our most recent Form 10-K filed with the Commission. We have repeated your comment from such letter below, followed by our response to the comment in bold print. We intend to comply with the comment in all future filings, as applicable.

Item 8. Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income, page 49

1.
Please quantify, on an absolute dollar basis, the revenue generated from sales of products, sales of services and other sales within your non-regulated businesses. Additionally, please tell us what consideration you gave to separately disclosing revenues and cost of revenues for products, services and other pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Mr. William H. Thompson
U.S. Securities and Exchange Commission
February 9, 2015

The table below provides our nonregulated revenues, by class, in accordance with Rule 5-03(b)(1) of Regulation S-X.

	2014		2013		2012
	Nonregulated revenues	Percent of Consolidated Operating Revenues	Nonregulated revenues	Percent of Consolidated Operating Revenues	Nonregulated revenues	Percent of Consolidated Operating Revenues
	(In thousands)
Product revenues	$2,050,580	41.50%	$1,568,462	40.47%	$1,330,815	38.73%

Service revenues
Transportation	$5,737		$5,690		$4,616
Other service revenues	1,427		3,956		3,253
Total service revenues	$7,164	0.14%	$9,646	0.25%	$7,869	0.23%

Rental income	$9,532	0.19%	$9,786	0.25%	$10,260	0.30%

Other revenues	$16	—%	$20	—%	$38	—%
Total	$2,067,292		$1,587,914		$1,348,982

Consolidated operating revenues	$4,940,916		$3,875,460		$3,436,162

Product revenues represent the unregulated sale of natural gas to our Nonregulated segment's customers. Service revenues are earned through the transportation of gas and other services provided to the Nonregulated segment's customers. Rental income is derived from demand fees earned on proprietary storage and other facilities.

Rule 5-03(b) of Regulation S-X permits the aggregation of revenue classes if each class represents 10 percent or less of consolidated operating revenues. Revenues earned by our Nonregulated segment from sales of natural gas to customers represented approximately 40 percent of consolidated operating revenues for each of the last three fiscal years. However, other revenues earned by our Nonregulated segment, collectively, represented less than one percent of consolidated operating revenue. Therefore, as permitted by Rule 5-03(b) of Regulation S-X, we combined all nonregulated revenue classes into one line item in our Consolidated Statements of Income.

Applicable costs of revenues are reported as Purchased gas cost for the Nonregulated segment.  The costs associated with sales of natural gas to customers exceeded 10 percent of consolidated purchase gas cost for each of the last three fiscal years.  The costs associated with the remaining revenue classes, collectively, represented less than 10 percent of consolidated purchase gas cost.  Therefore, as required by Rule 5-03(b), we combined all

Mr. William H. Thompson
U.S. Securities and Exchange Commission
February 9, 2015

nonregulated purchase gas costs into one line item in our Consolidated Statements of Income.

We continue to monitor the components of our revenues and cost of sales and will include additional disclosure, as required by Rule 5-03(b)(1) of Regulation S-X, if the 10 percent threshold is met.

Atmos Energy Corporation acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on this letter, please direct them to me at (972) 855-3236 or in my absence, our Controller, Chris Forsythe at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ BRET J. ECKERT
Bret J. Eckert
Senior Vice President and
Chief Financial Officer

cc: Mr. Anthony W. Watson
U.S. Securities and Exchange Commission